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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                           For the Month of July 2004
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
        -----------------------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:   Form 20-F       40-F   x
                                                -----      -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934:                              Yes:            No:   x
                                           -----          -----

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                                                          1630 Waterfront Centre
                                                              200 Burrard Street
                                                                   Vancouver, BC
                                                                         V6C 3L6
[LOGO]


                                  NEWS RELEASE

TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"
---------------
Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release


           ID BIOMEDICAL ANNOUNCES POSITIVE RESULTS FROM FLUINSURE(TM)
                              FIELD EFFICACY STUDY

O FLUINSURE PROTECTS AGAINST A/FUJIAN-LIKE DRIFT VARIANT VIRUSES THAT ACCOUNTED FOR > 92% OF INFLUENZA DISEASE IN CANADA DURING THE STUDY AND WERE NOT REPRESENTED IN THE 2003/04 FLU VACCINE.

O BOTH ONE AND TWO DOSE REGIMENS PROTECTED AGAINST CULTURE CONFIRMED INFLUENZA ILLNESS (1 DOSE = 67% EFFICACY), WITH NO STATISTICALLY SIGNIFICANT DIFFERENCE BETWEEN THE TWO REGIMENS.

O RESULTS ARE EQUAL TO OR BETTER THAN HISTORICAL RATES OF EFFICACY FOR FLU VACCINES WHEN ANTIGEN DOES NOT MATCH CIRCULATING VIRUS.

O        IDB TO FOCUS ON ONE DOSE PRODUCT.


VANCOUVER, BC - JULY 20, 2004 - ID Biomedical announced today preliminary results from its first large-scale field efficacy study of FluINsure(TM), a non-living intranasally delivered influenza ("flu") vaccine. The field study was initiated at 28 sites throughout Canada during the 2003/04 influenza season. In total, 1,349 healthy subjects aged 18 to 64 were randomly enrolled into three roughly equal study arms that received either one-dose; two-dose; or placebo. The study began in October 2003 and concluded in May 2004. The study subjects were followed for flu-like illnesses. Subjects who developed flu-like illnesses through the course of the study were cultured for the influenza virus to confirm whether their illness was influenza.


Results of the study showed that one dose of the FluINsure vaccine was slightly more efficacious than two doses of the FluINsure vaccine, but there was no statistically


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significant difference between the two regimens. The one-dose regimen showed 67%
efficacy (3/451 vs. 9/443 placebo) against clinical illness, culture confirmed for influenza virus. Efficacy in the vaccinated groups (7/904 vs. 9/443) was statistically significant relative to placebo (p = 0.045). When using fever as a requirement for the definition of clinical illness, one dose of the FluINsure vaccine provided 100% efficacy. Fever was, however, infrequent in the study population. Final immunologic laboratory assessments and full clinical data audits are still in progress.

"The results from this field study are impressive," said Anthony Holler, M.D., ID Biomedical's Chief Executive Officer. "Despite the predominance of a circulating flu virus strain that was not optimally matched to the vaccine, the FluINsure vaccine's efficacy was well within the historical efficacy range of the intramuscular vaccine even when it is properly matched to the circulating virus. The FluINsure vaccine's efficacy is equal to, or better than, published results of trials of the live, cold-adapted influenza virus vaccine in adults, including years in which the vaccine strain matched the circulating strain more closely than in 2003/04. Although we clearly did not design the study to determine cross-strain protection, that is what we were able to demonstrate. Accordingly, when we complete clinical trials with a vaccine that does match well with the circulating strains, we would expect to observe even higher rates of efficacy. Importantly, in this study we were also able to show that a one-dose regimen of the FluINsure vaccine was as efficacious as two-doses. As a result, we will now focus our development efforts on a one dose FluINsure vaccine product."

In the recent history of influenza vaccine development and/or commercialization, there have been limited prospective studies examining culture-confirmed efficacy of flu vaccines that contain antigens that do not closely match the epidemic virus strains. In 1994, Edwards, et al. (J Infect Dis 169:68), reported 56 - 59% efficacy of the live, cold-adapted vaccine against A/H3N2 viruses in a study of adults spanning several seasons with similar or better matches (than in the 2003/04 season) between the vaccine and the circulating viruses. In 1997/98 the circulating strains were not well matched with the vaccine and the standard intramuscular injectable vaccine was shown to have approximately 50% efficacy against laboratory confirmed influenza (JAMA 2000;284:1655).

The efficacies of the 2003/04 intramuscular or cold-adapted intranasal vaccines against culture-proven disease due to A/Fujian-like viruses are currently unknown, but to date the published estimates of vaccine effectiveness against flu-like illness in the 2003/04 season have been low (15% or less), and not statistically different from zero.

"These are important results for the FluINsure vaccine," said Dr. Louis Fries, ID Biomedical's Vice President of Clinical Affairs. "Considering all vaccinees who received active treatment, FluINsure vaccine had a pooled efficacy that was statistically significant relative to placebo. We achieved this result despite the fact that in 2003/04 we encountered an unusually early influenza epidemic which overlapped our enrollment period, as well as, of course, the drift variant A/H3N2 influenza virus (A/Fujian-like) that did not match the vaccine antigen well. Obtaining these results under difficult


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circumstances gives us great confidence moving forward, particularly when we test the vaccine with strains that properly match the circulating virus."


ID Biomedical also announced that it has successfully reformulated the FluINsure vaccine using influenza antigen sourced from Shire Biologics (see press release dated April 20, 2004 "ID Biomedical Signs Agreement To Acquire Shire Pharmaceuticals' Vaccine Business"). Preclinical testing of this formulation of the FluINsure vaccine has shown equivalent or enhanced immunogenicity relative to prior vaccine lots using other antigen sources, including the vaccine used in the 2003/04 field study. ID Biomedical expects to begin testing the FluINsure vaccine incorporating the Shire antigen in a Q4 2004 "re-immunization study" in Canada which is intended to demonstrate that the vaccine is safe and gives a strong immune response in persons who have received it before (i.e. in 2003). The Company also expects to initiate studies in the United States in early 2005 with a preservative free formulation and unit-dose device delivering the FluINsure vaccine with the Shire antigen. The Company expects to conduct pivotal studies in North America prior to seeking licensure for product marketing. In addition, with these results in healthy adults, the Company expects to seek approval from regulators to begin testing the FluINsure vaccine in a pediatric population in 2005.


ABOUT ID BIOMEDICAL

ID Biomedical is a biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing non-live, subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.


THE INFORMATION IN THIS NEWS RELEASE CONTAINS SO-CALLED "FORWARD-LOOKING" STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH MAY BE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES", AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE POSSIBILITY THAT THE TRANSACTION CURRENTLY PROPOSED BETWEEN SHIRE PHARMACEUTICALS GROUP PLC AND ID BIOMEDICAL WILL TAKE LONGER THAN EXPECTED TO COMPLETE; (II) THE POSSIBILITY THAT SOME OR ALL OF THE CONDITIONS OF CLOSING FOR SUCH TRANSACTION WILL NOT BE SATISFIED OR WAIVED AND THAT SUCH TRANSACTION WILL, THEREFORE, BE TERMINATED BEFORE IT IS COMPLETED; (III) THE POSSIBILITY THAT THE TERMS OF SUCH TRANSACTION WILL BE ALTERED PRIOR TO COMPLETION THEREOF, INCLUDING AS MAY BE REQUIRED TO SATISFY CONDITIONS OF REQUIRED REGULATORY CONSENTS; (IV) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (V) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; (VI) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; (VII) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; (VIII) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; (IX) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (X) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ID Biomedical Corporation


                                    By:  /s/ Anthony Holler
                                       ---------------------------------------

                                    Anthony F. Holler, Chief Executive Officer

Date: July 20, 2004